UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2021

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ______________ to ______________

Commission File Number 1-3548

ALLETE AND AFFILIATED COMPANIES
RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN

(Full title of the plan)

ALLETE, Inc.
30 West Superior Street
Duluth, Minnesota 55802-2093

(Name of issuer of securities
held pursuant to the plan and
the address of its principal
executive office)

Note:     Other schedules required by 29 CFR 2520.103.10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not applicable and as such, have been omitted.

ALLETE 2021 RSOP Form 11-K

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
ALLETE & Affiliated Companies
Retirement Savings and Stock Ownership Plan
Duluth, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the ALLETE & Affiliated Companies Retirement Savings and Stock Ownership Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes and supplemental schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of ALLETE & Affiliated Companies Retirement Savings and Stock Ownership Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Reilly, Penner & Benton LLP

We have served as the Plan's auditor since 2005.

June 23, 2022
Milwaukee, Wisconsin

ALLETE 2021 RSOP Form 11-K

ALLETE and Affiliated Companies
Retirement Savings and Stock Ownership Plan
Statements of Net Assets Available for Benefits

	December 31,
	2021	2020
Thousands
Assets
Investments at Fair Value
Participant Funds	$557,819	$497,569
Notes Receivable from Participants	4,670	4,744
Employer Contributions Receivable	2,593	2,485
Total Assets / Net Assets Available for Benefits	$565,082	$504,798
The accompanying notes are an integral part of these statements.

ALLETE 2021 RSOP Form 11-K

ALLETE and Affiliated Companies
Retirement Savings and Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2021
Participant Funds
Thousands
Investment Activity
Dividend Income	$13,355
Interest Income due to Notes Receivable from Participants	239
Net Appreciation in Fair Value of Investments	56,711
Total Investment Activity	70,305
Contributions
Participant	13,979
Employer	11,554
Rollover	541
Total Contributions	26,074
Deductions
Benefits Paid to Participants	(28,282)
Administrative Expenses	(468)
Total Deductions	(28,750)
Transfers and Allocations
Transfers to Retirement and Other Plans	(7,345)
Total Transfers and Allocations	(7,345)
Net Increase in Assets	60,284
Net Assets Available For Benefits
Beginning of Year	504,798
End of Year	$565,082
The accompanying notes are an integral part of these statements.

ALLETE 2021 RSOP Form 11-K

ALLETE and Affiliated Companies
Retirement Savings and Stock Ownership Plan
Notes to Financial Statements
December 31, 2021

NOTE 1. DESCRIPTION OF THE PLAN

The ALLETE and Affiliated Companies Retirement Savings and Stock Ownership Plan (RSOP or Plan) is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and qualifies as an employee stock ownership plan and profit sharing plan. At December 31, 2021, there were 2,079 participants in the RSOP. Participating affiliated companies (collectively, the Companies) at December 31, 2021, included:

•ALLETE, Inc., including Minnesota Power, a division of ALLETE, Inc. (ALLETE or Company);
•ALLETE Clean Energy, Inc.;
•ALLETE Renewable Resources, Inc. (ARRI);
•BNI Energy, (BNI);
•MP Affiliate Resources, Inc.; and
•Superior Water, Light and Power Company.

The RSOP provides eligible employees of the Companies an opportunity to save for retirement by electing to make before-tax and after-tax contributions through payroll deduction, and directing the contributions into various 401(k) investment options. (See Participant Investment Options.) The RSOP also provides eligible employees of the Companies employee stock ownership benefits in ALLETE common stock (Common Stock).

Basis of Presentation

Participant Funds represent the participants' 401(k) investment funds and shares allocated to participants in the ALLETE RSOP Stock Fund.

Administration

The Employee Benefit Plans Committee (Committee) administers the Plan for the Companies. The mailing address of the Committee is 30 West Superior Street, Duluth, Minnesota 55802-2093. The Committee consists of 10 members who are appointed by the Board of Directors of ALLETE. The Board of Directors of ALLETE has the power to remove members of the Committee from office. Members of the Committee are all employees of the Companies and receive no compensation for their services with respect to the Plan.

Committee responsibilities include the administration and payment of benefits in a manner consistent with the terms of the Plan and applicable law. The Committee has the authority to establish, modify, and repeal policies and procedures, as it deems necessary to carry out the provisions of the Plan. The Committee also has the authority to designate persons to carry out fiduciary responsibilities (other than trustee responsibilities) under the Plan. The Committee has the power to appoint an investment manager or managers (as defined by ERISA), attorneys, accountants, and such other persons as it shall deem necessary or desirable in the administration of the Plan. The Companies or the Plan pays administration fees and expenses of agents, outside experts, consultants, and investment managers. The Plan charges a participant who takes a participant loan, elects to have checks overnighted or use the Plan’s self-directed brokerage account feature for expenses relating to such loans or accounts.

Empower Retirement, LLC (Empower), is the service provider for the Plan and handles participant recordkeeping, asset custody, trustee, and certain other administrative responsibilities. Empower allows the Plan to value accounts daily and provides a participant with online, call center, and voice response capabilities to direct the investment of their account balances. Great-West Trust Company, located at 8515 East Orchard Road, Greenwood Village, CO 80111, provides trustee and asset custody services. Empower carries professional liability coverage of $10 million per occurrence, and in aggregate, as well as errors and omissions coverage for the same amount.

ALLETE 2021 RSOP Form 11-K

NOTE 1. DESCRIPTION OF THE PLAN (Continued)

Participant Investment Options

The Plan’s 401(k) investment fund options at December 31, 2021, are listed below. Detailed descriptions of the investment options and risk profiles are available to a plan participant.

•	Adirondack Small Cap Index Fund	•	LifePath Index 2045 Fund H
•	ALLETE Stock Fund	•	LifePath Index 2050 Fund H
•	Artisan International Investors Fund	•	LifePath Index 2055 Fund H
•	Dodge & Cox International Stock Fund	•	LifePath Index 2060 Fund H
•	Dodge & Cox Stock Fund	•	LifePath Index 2065 Fund H
•	Fidelity Contrafund Fund K	•	Vanguard Inflation-Protected Securities Investor Fund
•	Geneva Small Cap Growth SA	•	Vanguard Institutional Index Inst Fund
•	Invesco Developing Markets Fund I	•	Vanguard Mid-Cap Index Inst Fund I
•	LifePath Index Retirement Fund H	•	Vanguard Small-Cap Inst Index Fund I
•	LifePath Index 2025 Fund H	•	Vanguard Total Bond Market Index Inst Fund
•	LifePath Index 2030 Fund H	•	Vanguard Total International Stock Index Admiral Fund
•	LifePath Index 2035 Fund H	•	Wells Fargo Stable Return Fund Q
•	LifePath Index 2040 Fund H

A participant may also establish a self-directed brokerage account with Empower Brokerage (through an agreement with GWFS Equities, Inc., an affiliate of Empower Retirement, LLC), which allows the participant to make investments in or transfers to a wide range of securities, including publicly traded stocks, bonds, and mutual funds. A participant who has a self-directed brokerage account pays an annual fee in addition to any trading fees incurred upon investment changes.

Empower Retirement Advisory Services are available to participants with Online Advice or the Professional Management Program provided by Advised Assets Group, LLC, a registered investment advisor. Online Advice provides investment recommendations, at no additional cost, that a participant can implement. The Professional Management Program manages the participant's account, for additional fees.

A participant may change their level of contribution, change their investment elections for future contributions, and make transfers between investment options at any time by contacting Empower.

Certain mutual funds may charge redemption fees that are paid out of the participant’s account. A redemption fee is charged when shares are transferred or exchanged out of the fund before the fund’s minimum holding period has been met. None of the investment options included in the Plan as of December 31, 2021, currently charge redemption fees.

ALLETE sponsors an employee stock ownership plan (ESOP) within the RSOP. Eligible employees of the Companies receive Common Stock ownership benefits in the ALLETE RSOP Stock Fund. Employer contributions are paid either in cash or the issuance of ALLETE common stock at the Company's discretion. Shares of Common Stock or cash are allocated to each eligible employee as provided by the Plan (see Basic Account, Special Account, Partnership Account, Bargaining Unit Account, Matching Account, BNI Matching Contribution Account, and BNI Non-Elective Contribution Account). The shares of Common Stock allocated to a participant’s account in the ALLETE RSOP Stock Fund come from issued shares, as determined by ALLETE. Each participant’s account value, however, is determined on a unit basis and consists of both Common Stock and cash. (See Note 4. Investments.) The unit value is adjusted each business day to reflect investment results, including cash.

Dividends are automatically reinvested in Common Stock held in the ALLETE RSOP Stock Fund; however, a participant may make an election, at any time, to receive cash dividends paid. Units within a participant’s Pre-1989 Basic Account can be withdrawn at any time, while all other units within a participant’s account in the ALLETE RSOP Stock Fund can be withdrawn when the participant reaches age 59 ½, terminates employment, severs employment to perform service in the uniformed services on active duty, becomes disabled, or dies. A participant may transfer all or any part of their ALLETE RSOP Stock Fund to other 401(k) investment options at any time.

ALLETE 2021 RSOP Form 11-K

NOTE 1. DESCRIPTION OF THE PLAN (Continued)

Basic Account. Participants’ Basic Accounts received shares of Common Stock purchased with incremental investment tax credit contributions and payroll-based tax credit contributions. Contributions to the participants’ Basic Accounts ceased after 1986.

Special Account. For the years 1985 through 1989, eligible Companies received a tax deduction for cash dividends paid to participants on ALLETE RSOP Stock Fund shares in their Basic Account. The Companies contributed, to the ALLETE RSOP Stock Fund, an amount equal to the estimated income tax benefit of the dividend deduction associated with eligible shares in the Basic Account. Shares of Common Stock issued with these contributions were allocated to the participants’ Special Account.

Partnership Account. The fixed-percentage partnership contribution to each non-union participant hired before October 1, 2006, ranges from 6 percent to 12 percent depending on the participant's age (not including ARRI and BNI participants). The fixed-percentage partnership contribution to each non-union participant hired on or after October 1, 2006, is 6 percent (not including BNI participants). The fixed-percentage partnership contribution to each Minnesota Power Bargaining Unit Local 31 union participant hired on or after February 1, 2011, to each ARRI Bargaining Unit participant, and to each Minnesota Power Bargaining Unit Local 1593 union participant is 6 percent. The partnership contributions are made quarterly and are based on periodic pay for the period.

Bargaining Unit Account. Quarterly non-elective allocations are made to the ALLETE RSOP Stock Fund equal to 1 percent of each union participant’s eligible compensation (not including Minnesota Power Bargaining Unit Local 1593 union participants and BNI Bargaining Unit union participants).

Matching Account. For a non-union participant hired before October 1, 2006, (not including BNI participants), quarterly matching contributions are made equal to 100 percent of each non-union participant’s 401(k) before-tax contributions and Roth 401(k) contributions, disregarding contributions in excess of 4 percent of the participant’s periodic pay for the period.

For a non-union participant hired on or after October 1, 2006, (not including BNI participants), quarterly matching contributions are made equal to 100 percent of each non-union participant’s 401(k) before-tax contributions and Roth 401(k) contributions, disregarding contributions in excess of 5 percent of the participant’s periodic pay for the period.

For each Minnesota Power Bargaining Unit Local 31 union participant hired on or after February 1, 2011, to each ARRI Bargaining Unit participant, and to each Minnesota Power Bargaining Unit Local 1593 union participant, quarterly matching contributions are made equal to 100 percent of each union participant’s 401(k) before-tax contributions and Roth 401(k) contributions, disregarding contributions in excess of 5 percent of the participant’s periodic pay for the period.

BNI Matching Contribution Account. Effective January 1, 2020, for each BNI participant, bi-weekly matching contributions are made equal to 100 percent of each BNI participant's 401(k) before-tax contributions and Roth 401(k) contributions, disregarding contributions in excess of 5 percent of the participant's salary for the period.

BNI Non-Elective Contribution Account. Effective January 1, 2020, for each BNI bargaining unit employee, bi-weekly non-elective contributions are made equal to 1.5 percent of the participant's salary for the period. For each BNI non-bargaining unit employee, bi-weekly non-elective contributions are made equal to the greater of $1,400 or 1.5 percent of the participant's salary for the period.

In addition, an additional Company Non-Elective Contribution will be made for non-bargaining unit employees and participants hired prior to and effective July 15, 2019, and for bargaining unit employees hired prior to and effective November 16, 2019 who are not a "Grandfathered OPEB Eligible Participant". For this purpose, a Grandfathered OPEB Eligible Participant means a participant who: (i) has attained age 50 as of July 15, 2019; and (ii) would be credited with at least 20 years of aggregate continuous service prior to such participant attaining age 61 ½, if such participant would not incur a termination of employment prior to attainment of age 61 ½. The amount of additional Non-Elective Contribution for each eligible participant who is not a Grandfathered OPEB Eligible Participant ranges from 4 percent to 8 percent. For each participant eligible for such contribution who was hired on or after July 15, 2019 for non-bargaining unit employees or hired on or after November 16, 2019 for bargaining unit employees, the additional Company Non-Elective Contribution is 4.0 percent of the participants salary for each pay period.

ALLETE 2021 RSOP Form 11-K

NOTE 1. DESCRIPTION OF THE PLAN (Continued)

Contributions

Participant Contributions. Participant contributions to the Plan consist of the following:

•Before-Tax Contributions. Before-tax contributions are salary reduction contributions equal to an amount the participant has elected to reduce his or her compensation pursuant to a salary reduction agreement.

•Voluntary Contributions (After-Tax Contributions). Each participant is also allowed to make voluntary after-tax contributions to the Plan through payroll deductions. Total voluntary contributions made by a participant may not exceed 25 percent of the participant’s compensation in any pay period.

•Rollovers. Contributions by a participant may also be made through rollovers from other qualified plans or individual retirement accounts.

•Roth 401(k) Contributions. Roth 401(k) contributions are after-tax salary reduction contributions equal to an amount the participant has elected to reduce their compensation pursuant to a salary reduction agreement.

Contribution Limits. Total combined before-tax and Roth 401(k) contributions in 2021 could not exceed $19,500 for a participant less than age 50 or $26,000 for a participant at least age 50, as permitted under Section 401(k) of the Internal Revenue Code (Code).

Employer Contributions. Each year, employer contributions are paid to the trustee either in cash or in Common Stock. Expenses incurred in discretionary activities relating to the design, formation, and modification of the Plan (commonly characterized as “settlor” functions) are paid by the Companies.

Vesting and Forfeiture Account

All contributions to the Plan, plus actual earnings thereon, are fully vested and non-forfeitable, except for BNI Bargaining Unit non-elective contributions, which are 100 percent vested only after three years of service (except if the participant dies or becomes disabled while employed, or terminates employment after age 55). In 2005, the Plan was amended to allow distribution checks issued and outstanding for more than 180 days (unclaimed benefits) to be re-deposited into the Plan and treated as forfeitures. The forfeiture account consists of previously forfeited non-vested accounts and unclaimed benefits, totaling $72,241 at December 31, 2021 ($72,769 at December 31, 2020), and is invested in the Wells Fargo Stable Return Fund Q. In 2021, $69,151 from the forfeiture account were used to offset Employer Contributions and Plan expenses.

Distributions and Withdrawals

A participant may elect, at any time, to receive future cash dividends paid on Common Stock shares in their ALLETE RSOP Stock Fund and ALLETE Stock Fund.

Prior to termination of employment, a participant may withdraw, at any time, all or any part of the amounts in their:

•Plan accounts, if the participant has attained age 59 ½;
•After-tax account;
•Pre-1989 Basic Account;
•Rollover Account; or
•Prior BNI Money Purchase Pension Account, if participant has reached normal retirement age.

A participant may withdraw amounts from their account, regardless of age for:

•Deemed Severance;
•Qualified Reservist;
•Disability; or,
•Hardship.

When a participant terminates employment, becomes disabled, or dies, they or their beneficiaries may elect to receive any part or all of their Plan accounts.

ALLETE 2021 RSOP Form 11-K

NOTE 1. DESCRIPTION OF THE PLAN (Continued)

Transfers to Retirement and Other Plans. Upon retirement an eligible participant may elect to transfer their Plan account balances to an ALLETE and Affiliated Companies Retirement Plan if the participant has elected to receive a benefit from one of these retirement plans. The amount of transfers to these retirement plans totaled $7,344,894 for 2021 ($8,828,900 for 2020). Starting in plan year 2015, certain limitations were implemented regarding eligibility, timing of elections, and the value of account balances that can be transferred to retirement plans.

Notes Receivable from Participants. The Plan allows a participant to borrow money from their Plan accounts. The maximum amount a participant may borrow is equal to the lesser of: (a) 50 percent of their total Plan balance; or (b) $50,000, less the largest outstanding loan balance owed in the prior 12-month period. The loans may not be less than $1,000. The loans are for terms up to five years for a general-purpose loan and ten years for the acquisition of a primary residence. A fixed interest rate of the prime rate plus 1 percent on the first day of the month that the loan is originated is charged until the loan is repaid. As loans are repaid, generally through payroll deductions, principal and interest amounts are re-deposited into the participant’s Plan. A participant may repay principal amounts, pay off the entire loan balance, or continue paying loan payments after separation from service by providing payment directly to Empower. A participant is required to pay a $50 loan application fee to cover the cost of processing the loan.

Plan Termination

The Companies reserve the right to reduce, suspend, or discontinue their contributions to the Plan at any time, or to terminate the Plan in its entirety subject to the provisions of ERISA and the Code. If the Plan is terminated, all of the account balances of the participants will be distributed in accordance with the terms of the Plan. The Companies have no intention of terminating the Plan.

NOTE 2. SUMMARY OF ACCOUNTING POLICIES

The Plan uses the accrual basis of accounting and, accordingly, reflects income in the year earned and expenses when incurred. Common stock and mutual fund investments are reported at fair value based on quoted market prices. Collective fund investments are reported at net asset value, which approximates fair value. Participant loans are classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses on disposed investments and the unrealized appreciation (depreciation) on those investments owned at year-end.

The Plan invests in various funds that contain a combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Certain expenses of maintaining the Plan are paid by the participants, unless otherwise paid by the Companies. Expenses that are paid by the Companies are excluded from these financial statements. Fees related to the administration of self-directed brokerage accounts, managed accounts, approval of hardship distributions, processing of qualified domestic relations order splits, and notes receivable from participants are charged directly to the participants' accounts and included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments in the Statement of Net Assets Available for Benefits.

Subsequent Events. Management has evaluated subsequent events for possible recognition or disclosure through the date of financial statement issuance (June 23, 2022).

ALLETE 2021 RSOP Form 11-K

NOTE 3. INCOME TAX STATUS

A favorable determination letter dated March 14, 2018, was obtained from the Internal Revenue Service (IRS) stating that the RSOP, as amended and restated effective December 1, 2016, qualified as an employee stock ownership plan and a profit sharing plan under Section 401(a) of the Code.

The Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code; therefore, no provision for income tax has been made in the Plan financial statements. The Company is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that “more-likely-than-not” would not be sustained upon audit. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded as of December 31, 2021, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset), or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in process.

NOTE 4. INVESTMENTS

The ALLETE Stock Fund represents shares of Common Stock allocated to participants.

		Number		Fair
		of Shares	Cost	Value
Thousands
December 31, 2021	Common Stock	375	$25,202	$24,902
	Money Market		165	165
			$25,367	$25,067

December 31, 2020	Common Stock	387	$22,647	$23,951
	Money Market		143	143
			$22,790	$24,094

The ALLETE RSOP Stock Fund represents shares of Common Stock allocated to participants.

		Number		Fair
		of Shares	Cost	Value
Thousands
December 31, 2021	Common Stock	1,099	$42,245	$72,896
	Money Market		822	822
			$43,067	$73,718

December 31, 2020	Common Stock	1,126	$40,252	$69,763
	Money Market		796	796
			$41,048	$70,559

ALLETE 2021 RSOP Form 11-K

NOTE 4. INVESTMENTS (Continued)

For the ALLETE Stock Fund and the ALLETE RSOP Stock Fund, each participant’s account value is determined on a unit basis. The unit value is adjusted each business day to reflect investment results.

	ALLETE		ALLETE
	Stock Fund		RSOP Stock Fund
At December 31,	2021	2020	2021	2020
Thousands
Number of Units	3,072	3,141	8,320	8,532

Common Stock	$24,902	$23,951	$72,896	$69,763
Money Market	165	143	822	796
Fair Value	$25,067	$24,094	$73,718	$70,559

NOTE 5. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). We utilize market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. These inputs, which are used to measure fair value, are prioritized through the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reported date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reported date. The types of assets and liabilities included in Level 2 are typically either comparable to actively traded securities or contracts, such as treasury securities with pricing interpolated from recent trades of similar securities, or priced with models using highly observable inputs, such as commodity options priced using observable forward prices and volatilities.

Level 3 - Significant inputs that are generally less observable from objective sources. The types of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation, such as the complex and subjective models and forecasts used to determine the fair value.

Common stock and mutual funds are valued using their closing prices from the applicable exchanges. Self-directed brokerage accounts are valued using closing prices for the underlying securities from the applicable exchanges. Money market funds are valued using pricing for the underlying securities which may be based on recent trades of the same or similar securities. Collective trust funds and managed brokerage funds are valued at the net asset value (NAV) of shares of bank collective trust and managed brokerage funds held by the Plan on a daily basis. The NAV is based on the fair value of the underlying investments held by the funds. Participant transactions (issuances and redemptions) may occur daily. If the Plan were to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. There have been no changes in the valuation methodologies used as of December 31, 2021, and 2020.

ALLETE 2021 RSOP Form 11-K

NOTE 5. FAIR VALUE MEASUREMENTS (Continued)

The following table presents, for each of these hierarchy levels, the Plan’s assets that are measured at fair value on a recurring basis as of December 31, 2021.

	Fair Value as of December 31, 2021
Recurring Fair Value Measures	Level 1	Level 2	Level 3	N/A	Total
Thousands
Assets:
Common Stock	$97,798	—	—	—	$97,798
Mutual Funds	240,822	—	—	—	240,822
Money Market Funds	—	$987	—	—	987
Self-Directed Brokerage Accounts (a)	15,966	—	—	—	15,966
Investments Measured as Net Asset Value: (b)
Collective Funds	—	—	—	$186,376	186,376
Managed Brokerage Funds	—	—	—	15,870	15,870
Total Assets	$354,586	$987	—	$202,246	$557,819
(a)All investments held in the Self-Directed Brokerage Accounts are classified as Level 1 due to the observable market data for these securities.
(b)In accordance with Accounting Standards Codification (ASC) 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

The following table presents, for each of these hierarchy levels, the Plan’s assets that are measured at fair value on a recurring basis as of December 31, 2020.

	Fair Value as of December 31, 2020
Recurring Fair Value Measures	Level 1	Level 2	Level 3	N/A	Total
Thousands
Assets:
Common Stock	$93,714	—	—	—	$93,714
Mutual Funds	206,995	—	—	—	206,995
Money Market Funds	—	939	—	—	939
Self-Directed Brokerage Accounts (a)	15,044	—	—	—	15,044
Investments Measured as Net Asset Value: (b)
Collective Funds	—	—	—	$166,410	166,410
Managed Brokerage Funds	—	—	—	14,467	14,467
Total Assets	$315,753	939	—	$180,877	$497,569
(a)All investments held in the Self-Directed Brokerage Accounts are classified as Level 1 due to the observable market data for these securities.
(b)In accordance with ASC 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

The Plan’s policy is to recognize transfers in and transfers out of a given hierarchy level as of the actual date of the event or of the change in circumstances that caused the transfer. For the years ended December 31, 2021, and 2020, there were no transfers in or out of Levels 1, 2, or 3. There was no activity in Level 3 during the years ended December 31, 2021, and 2020.

ALLETE 2021 RSOP Form 11-K

NOTE 5. FAIR VALUE MEASUREMENTS (Continued)

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2021.

Fair Value Estimated Using Net Asset Value per Share
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Thousands
Collective Funds:
Fixed Income Funds (a)	$43,707	n/a	Daily	Trade Date
Lifestyle Funds (b)	$142,669	n/a	Daily	Trade Date
Managed Brokerage Funds - Stock (c)	$15,870	n/a	Daily	Trade Date
(a)The fixed income funds seek to preserve principal through investment in a diversified portfolio of high quality fixed income investments.
(b)The lifestyle funds seek to provide an asset allocation strategy designed to maximize assets for retirement, or for other purposes, consistent with the risk that investors, on average, may be willing to accept given their investment time horizon.
(c)The managed brokerage funds seek long-term capital appreciation by normally investing in small capitalization U.S. common stocks of publicly traded companies that demonstrate strong growth characteristics.

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2020.

Fair Value Estimated Using Net Asset Value per Share
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Thousands
Collective Funds:
Fixed Income Funds (a)	$42,944	n/a	Daily	Trade Date
Lifestyle Funds (b)	$123,466	n/a	Daily	Trade Date
Managed Brokerage Funds - Stock (c)	$14,467	n/a	Daily	Trade Date
(a)The fixed income funds seek to preserve principal through investment in a diversified portfolio of high quality fixed income investments.
(b)The lifestyle funds seek to provide an asset allocation strategy designed to maximize assets for retirement, or for other purposes, consistent with the risk that investors, on average, may be willing to accept given their investment time horizon.
(c)The managed brokerage funds seek long-term capital appreciation by normally investing in small capitalization U.S. common stocks of publicly traded companies that demonstrate strong growth characteristics.

NOTE 6. RELATED PARTY TRANSACTIONS

The Plan's investments include shares of ALLETE common stock. (See Note 4. Investments.) Transactions related to this investment qualify as party-in-interest transactions. All transactions involving Empower, the Companies, or plan participants are considered party-in-interest transactions.

ALLETE 2021 RSOP Form 11-K

ALLETE and Affiliated Companies
Retirement Savings and Stock Ownership Plan
Plan Number 002 / Employer Identification Number 41-0418150
Schedule of Assets (Held at End of Year)
Form 5500 Schedule H Line 4i
At December 31, 2021
Thousands

	Identity of Issuer	Description of Investment	Cost	Current Value
	ALLETE RSOP Stock Fund
*	ALLETE, Inc.	Common Stock - 1,099 Shares	**	$72,896
	Dreyfus U.S. Government Cash Management Inst Shares	Money Market	**	822
	Total ALLETE RSOP Stock Fund			73,718
	ALLETE Stock Fund
*	ALLETE, Inc.	Common Stock - 375 Shares	**	24,902
	Dreyfus U.S. Government Cash Management Inst Shares	Money Market	**	165
	Total ALLETE Stock Fund			25,067
	Collective Fund Securities
	LifePath Index Retirement Fund H	Collective Fund -771 Shares	**	13,397
	LifePath Index 2025 Fund H	Collective Fund - 1,058 Shares	**	21,045
	LifePath Index 2030 Fund H	Collective Fund - 782 Shares	**	16,832
	LifePath Index 2035 Fund H	Collective Fund - 930 Shares	**	21,535
	LifePath Index 2040 Fund H	Collective Fund - 782 Shares	**	19,273
	LifePath Index 2045 Fund H	Collective Fund - 816 Shares	**	21,125
	LifePath Index 2050 Fund H	Collective Fund - 676 Shares	**	18,033
	LifePath Index 2055 Fund H	Collective Fund - 289 Shares	**	7,638
	LifePath Index 2060 Fund H	Collective Fund - 164 Shares	**	3,211
	LifePath Index 2065 Fund H	Collective Fund - 40 Shares	**	580
	Wells Fargo Stable Return Fund Q	Collective Fund - 2,655 Shares	**	43,707
	Total Collective Fund Securities			186,376
	Mutual Fund Securities
	Adirondack Small Cap Index Fund	Mutual Fund - 402 Shares	**	9,254
	Artisan International Investors Fund	Mutual Fund - 236 Shares	**	7,181
	Dodge & Cox International Stock Fund	Mutual Fund - 178 Shares	**	8,404
	Dodge & Cox Stock Fund	Mutual Fund - 101 Shares	**	24,745
	Fidelity Contrafund Fund K	Mutual Fund - 619 Shares	**	11,642
	Invesco Developing Markets Fund I	Mutual Fund - 273 Shares	**	12,831
	Vanguard Inflation-Protected Securities Investor Fund	Mutual Fund - 241 Shares	**	3,498
	Vanguard Institutional Index Inst Fund	Mutual Fund - 195 Shares	**	79,131
	Vanguard Mid-Cap Index Inst Fund I	Mutual Fund - 502 Shares	**	34,995
	Vanguard Small-Cap Inst Index Fund I	Mutual Fund - 102 Shares	**	11,012
	Vanguard Total Bond Market Index Inst Fund	Mutual Fund - 2,213 Shares	**	24,767
	Vanguard Total International Stock Index Admiral Fund	Mutual Fund - 391 Shares	**	13,362
	Total Mutual Fund Securities			240,822
	Geneva Small Cap Growth SA	Managed Brokerage Fund - 465 Shares	**	15,870
	Self-Directed Brokerage Accounts		**	15,966
*	Participant Loans	Loans Receivable from Participants - 4.25% to 6.50%	—	4,670
	Total Assets Held at End of Year			$562,489
* Party in Interest
** Historical cost is not required for participant-directed funds.

See Independent Auditors’ Report

ALLETE 2021 RSOP Form 11-K

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, ALLETE, Inc., as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLETE and Affiliated Companies
Retirement Savings and Stock Ownership Plan

	By:	ALLETE, Inc., its Plan Administrator

June 23, 2022		/s/ Bethany M. Owen
Bethany M. Owen
Chair, President and Chief Executive Officer

ALLETE 2021 RSOP Form 11-K